

December 11, 2020

Gregory Hummer
Chief Executive Officer
IdentifySensors Biologics Corp.
20600 Chagrin Boulevard, Suite 450
Shaker Heights, OH 44122

> **Re: IdentifySensors Biologics Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 4, 2020**
> **File No. 024-11354**

Dear Dr. Hummer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2020 letter.

Amendment No. 2 to Form 1-A on filed on December 4, 2020

Product Development & Implementation, page 30

1. We note that your response to comment 14 indicates that you have revised the disclosure to disclose other pathogens detected with the Company's technology in response to our comment. However, it appears that you have not disclosed the extent of any studies or development to date for multiplexed detection. We reissue comment 14.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

2. We note that your response to comment 19 indicates that you have revised the "Plan of Operations" section. However, it appears that you have not made any revisions to the

   MD&A section in regards to your plan of operations. We reissue comment 19.

<u>Part II and III</u>
<u>Financial Statements</u>
<u>Note 6. Subsequent Events, page F-10</u>

3. Please explain to us why you deleted the subsequent event related to adopting a stock incentive plan on July 1, 2020 and granting options.

  You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Christopher Wilson, Esq.